SECURITIES AND EXCHANGE
                                   COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

 |_| Form 10-K and Form 10-KSB       |_| Form 11-K            |_| Form 20-F
 |X| Form 10-Q and Form 10-QSB       |_| Form N-SAR

                        For Period Ended: March 31, 2008

   |_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR


                        For the Transition Period Ended:

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
--------------------------------------------------------------------------------

                        PART I -- REGISTRANT INFORMATION

                                INROB TECH. LTD.
                             Full Name of Registrant

                         1515 Tropicana Ave., Suite 140

Address of Principal Executive Office (Street and Number)

Las Vegas, NV 89119 City, State and Zip Code

                       PART II -- RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
            (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form 10-QSB, or portion thereof will be filed on or before the 15th calendar day
     |X| following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the 5th calendar day following the prescribed due date; and
            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-QSB for the relevant fiscal quarter has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Ben-Tsur Joseph, CEO, CFO    (702)         795-3601
           -------------------------  ----------   ----------------
                   (Name)             (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended, March 31, 2008 we expect to report a Net (Loss) of $(215,000) as compared to Net (Loss) of $(640,410) for the same period in 2007.

The reason for this change is an increase in operating expenses as well as interest expense relating to convertible notes.

                                INROB TECH. LTD.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 14, 2008                                    /s/ Ben-Tsur Joseph
                                                       -------------------------
                                                  By:  Ben-Tsur Joseph
                                               Title:  Chief Executive Officer,
                                                       Chief Financial Officer